Integrated Ventures, Inc.

18385 Route 287

Tioga, PA 16946

May 10, 2024

David Irving

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integrated Ventures, Inc.
Form 10-K for Fiscal Year Ended June 30, 2023 Filed September 28, 2023
File No. 000-55681

Dear Mr. Irving:

By letter dated March 11, 2024, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Integrated Ventures, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K fiscal year ended June 30, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for Fiscal Year Ended June 30, 2023

Item 1. Business, page 4

1.

We note your disclosure throughout the document that you consider cryptocurrencies to be investments similar to marketable securities where you purchase and hold cryptocurrencies for sale where you mark your portfolio to market at the end of each quarterly reporting period and report unrealized gains or losses on the investments. Please tell us the following related to these investments:

•	Where the investments are classified on the balance sheet in the periods reported;

•	Where the unrealized gains/losses are reported on the income statement in the periods reported; and

•	How this disclosure is consistent with your accounting policy on page 32, where you disclose that you account for digital currencies as tangible assets under ASC 350.

Response: The Company accounts for digital currencies as intangible assets under ASC 350, rather than as investments similar to marketable securities. Concurrently with the filing of this letter, the Company will be filing on Form 10-K/A Amendment No. 1 to its Annual Report for the year ended June 30, 2023 (the “10-K/A”). The 10-K/A provides revised disclosure with respect to these accounting policies.

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Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 26

2.

We note in the audit opinion’s digital currencies critical audit matter discussion that the audit firm asserts there is a “lack of formal GAAP and PCAOB guidance in the United States” related to digital currencies. Given this statement and the fact that the audited financial statements include accounting policies related to digital currencies that management asserts are GAAP compliant, please explain how the auditor was able to issue an unqualified audit opinion and state that the audit was performed in accordance with PCAOB standards.

Response: The American Institute of Certified Public Accountants has acknowledged that there is a lack of formal guidance in the literature and has taken steps to correct that with ASU 2023-08.  Absent such guidance, companies and auditors have been left with finding the most applicable standard to keep the financial statements GAAP compliant.  The lack of formal guidance does not in and of itself make financial statements out of compliance with GAAP, only the incorrect application of those policies that are in place.  Absent formal guidance, treating Crypto assets as intangible assets most closely aligned with what was available in the standards at the time these financial statements were issued and thus the financial statements are GAAP-compliant.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Digital Currencies, page 32

3.

Please provide us a rollforward of Digital Assets for each financial statement period included in your 6/30/[23] 10-K and 12/31/[23] 10-Q. Ensure that your response includes a separate rollforward of each digital asset held (i.e. Bitcoin, Dogecoin, Quant), reflects the revenue generated from mining each digital asset and provides the beginning and ending balance of each digital asset for each period provided.

Response: See attached Exhibit I.

4.

We note the statement in your digital currencies accounting policy footnote that there is limited precedent regarding the classification and measurement of cryptocurrencies under current GAAP. We further note the statement in your revenue recognition accounting policy footnote that there is no specific definitive guidance in GAAP for the accounting for the production and mining of digital currencies. We are unclear how these statements are consistent with management’s responsibility to provide financial statements it asserts are compliant with GAAP. In that regard, we observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification guidance whose scope applies to your transactions. Please revised your filing to remove this disclosure.

Response: The 10-K/A reflects the removal of this disclosure.

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Revenue Recognition, page 34

5.	Please tell us, and revise your disclosure in future filings to specifically address the following concerning your revenue recognition policy under ASC 606 for mining bitcoin:

•	Please revise your disclosure to identify the customer in your bitcoin mining transactions and the arrangement you have with that customer. In that regard, we note your disclosure on page 4 that the company participates in mining activities through mining pools.

Response: The customer in our bitcoin mining transactions is our mining pool operator. Our Revenue Recognition disclosure has been revised in the 10-K/A and states, “[t]o generate revenue from mining bitcoin, the Company has entered into digital asset mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool.”

•	Confirm if mining pool in which you participate utilizes the Full Pay Per Share (FPPS) payout method;

Response: The mining pool in which we participate utilizes the Full Pay Per Share (FPPS) payout method. Our Revenue Recognition disclosure has been revised in the 10-K/A and states, “In exchange for providing computing power, we are entitled to a Full-Pay-Per-Share payout of Bitcoin based on a contractual formula, which primarily calculates the hash rate provided by us to the mining pool as a percentage of total network hash rate, and other inputs.”

•	If you are using the FPPS payout method, revise your disclosure to indicate how each component of your contract consideration under FPPS is calculated. In this regard, it appears your consideration is comprised of block rewards, transaction fees, and mining pool operating fees;

Response: Our consideration is not comprised of block rewards, transaction fees, and mining pool operating fees but rather on a percentage earnout. Our Revenue Recognition disclosure has been revised in the 10-K/A and states, “[i]n exchange for providing computing power, we are entitled to a Full-Pay-Per-Share payout of Bitcoin based on a contractual formula, which primarily calculates the hash rate provided by us to the mining pool as a percentage of total network hash rate, and other inputs.”

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•	Tell us if your mining pool contract is terminable, “at any time by either party without cause and without penalty,” and include this specific disclosure in future filings, if true;

Response: Our mining pool contract is terminable at any time by either party without cause and without penalty. Our Revenue Recognition disclosure has been revised in the 10-K/A and states, “[t]he contracts are terminable at any time by either party without penalty…”

•	If your mining pool contract can be terminated at any time without penalty, tell us whether you believe the contract is continuously renewed. Refer to examples 1 and 2 of question 7 and question 8 of the FASB Revenue Recognition Implementation Guide Q&As. If so, tell us, and revise your disclosure to discuss:

o	Your consideration as to whether the duration of your contracts is less than 24 hours;
o	Whether the rate of payment remains the same upon renewal; and
o	Whether your customer’s option to renew represents a material right that represents a separate performance obligation as contemplated in ASC 306-10-55-42;

Response: We believe the contract does not extend beyond the services already transferred. Our Revenue Recognition disclosure has been revised in the 10-K/A and states, “[t]he contracts are terminable at any time by either party without penalty and the Company’s enforceable right to compensation begins only when, and lasts as long as, the Company provides computing power to the mining pool operator” and “[t]he consideration is variable. The amount of consideration recognized is constrained to the amount of consideration received, which is when it is probable a significant reversal will not occur. There is no significant financing component or risk of a significant revenue reversal in these transactions due to the performance obligations and settlement of the transactions being on a daily basis.”

•	Confirm for us whether the company decides when to provide services under the mining pool contracts and if you believe that an enforceable right to compensation begins when, and continues for as long as services are provided. If this is true, please update your disclosure accordingly;

Response: We confirm that we decide when to provide services under the mining pool contracts and we believe that an enforceable right to compensation begins when, and continues for as long as services are provided. Our Revenue Recognition disclosure has been revised in the 10-K/A and states, “[t]he contracts are terminable at any time by either party without penalty and the Company’s enforceable right to compensation only begins only when, and lasts as long as, the Company provides computing power to the mining pool operator.”

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•	We note that your performance obligation is, “providing transaction verification services within the digital currency networks.” Tell us your consideration for disclosing your performance obligation as, “the service of performing hash computations (i.e. hashrate) to the mining pool,” or something similar to more precisely and closely align with the promise in your contracts, and include this specific disclosure in future filings, if true;

Response: The Company’s performance obligation is to provide computing power to the pool. Our Revenue Recognition disclosure has been revised in the 10-K/A and states, “[p]roviding computing power to solve complex cryptographic algorithms in support of the Bitcoin blockchain (in a process known as “solving a block”) is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators.”

•	You disclose that you fair value non-cash consideration on the date of receipt. Tell us how this is consistent with the guidance in ASC 606-10-32-21, which requires non-cash consideration to be value at contract inception.

Response: The fair value of the non-cash consideration is not materially different than fair value at contract inception or the date at which the criteria in paragraph 606-10-25-1 are met. Our Revenue Recognition disclosure has been revised in the 10-K/A and states, “The transaction consideration the Company receives is net of digital asset transaction fees kept by the mining pool operator and is noncash, in the form of bitcoin, which the Company measures at fair value on the date Bitcoin is received. This value is not materially different than the fair value at the moment we meet the performance obligation, which can be recalculated based on the contractual formula.”

•	Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Steve Rubakh

President and Chief Executive Officer

Integrated Ventures, Inc.

18385 Route 287

Tioga, PA 16946

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Exhibit I

INTV Digital Asset Roll-forward 6.30.2022-6.30.23-12.31.23

	BTC		DOGE		QNT		LINK		MATIC		SUSHI		LTC		ETH		AVAX		SOL		ETC		AVT		Total
	Coin	$	Coin	$	Coin	$	Coin	$	Coin	$	Coin	$	Coin	$	Coin	$	Coin	$	Coin	$	Coin	$	Coin	$
6/30/2022	3.1138	63,028.44					-	-	-	-	-	-	0.1186	6.30	4.495363	4,925.50	141.5992	2,462.75	71.1091	2,462.51	-	-	-	-	72,885.50
Coin Mined	162.7113	3,862,662.99											2.5960	147.91	0.0263	36.16			0.0498	1.82					3,862,848.88
USD/Coin Conversion	(139.8957)	(3,237,872.32)	0.6091	268.15	0.0007	(1,104.89)	-	1,852.32	-	453.76		226.62		(4,315.60)	(4.4954)	(7,630.32)	(141.5992)	(2,882.96)	(71.1092)	(2,672.60)	(296.1776)	(11,248.82)	11,206.4034	19,249.66	(3,245,677.00)
Coinbase Transaction Fees		48,910.48																							48,910.48
Used to pay liabilities	(10.0002)	(272,041.78)											(0.0470)	(2.12)											(272,043.90)
BTC/ETC Conversion	(0.4938)	(11,454.90)																			296.1248	11,454.90			-
BTC/LTC Conversion	0.0067	146.06											(2.5582)	(146.06)											-
BTC/ETH Conversion	0.0018	35.35													(0.0263)	(35.35)									-
BTC/AVT Conversion	0.7906	18,079.70																					(11,209.0829)	(18,079.70)	-
BTC/SOL Conversion	0.0001	1.68																	(0.0497)	(1.68)					-
LTC/AVT Conversion													(0.0770)	(4.45)									2.6795	4.45	-
LTC/ETC Conversion													(0.0325)	(1.97)							0.0528	1.97			-
Realized gain/loss		(24,069.87)		(268.09)		1,104.96		(1,852.32)		(453.76)		(226.62)		4,315.99		2,704.01		420.21		209.95		(208.05)		(1,174.41)	(19,498.00)

6/30/2023	16.2346	447,425.83	0.6091	0.06	0.0007	0.07	-	-	-	-	-	-	(0.0001)	-	0.0000	-	-	-	0.0000	-	0.0000	-	(0.0000)	0.00	447,425.96
Coin Mined	83.5212	2,753,447.07																							2,753,447.07
USD/Coin Conversion	(67.6122)	(2,159,515.31)											(240.1109)	(7,037.69)					-						(2,166,553.00)
BTC/LINK Conversion	(0.0985)	(3,431.00)											240.1110	3,431.00											-
Used to pay liabilities	(13.4388)	(408,107.00)																							(408,107.00)
Fee	(0.0024)	(39.63)																							(39.63)
Realized gain/loss		159,084.31												3,606.69											162,691.00

12/31/2023	18.6039	788,864.27	0.6091	0.06	0.0007	0.07	-	-	-	-	-	-	-	-	0.0000	-	-	-	0.0000	-	0.0000	-	(0.0000)	0.00	788,864.40
Per Books	18.6039	788,863.53	0.6092	0.06	0.0007	0.07	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Difference	0.0000	0.74	(0.00)	0.00	0.00	0.00	-	-	-	-	-	-	-	-	0.0000	-	-	-	0.0000	-	0.0000	-	(0.0000)	0.00

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